Exhibit 15.1

Letter Regarding Unaudited Interim Financial Statements

February 6, 2012

Board of Directors and Stockholders

Freeport-McMoRan Copper & Gold Inc.

We are aware of the incorporation by reference in the Registration Statement (Form S-3) and related Prospectus of Freeport-McMoRan Copper & Gold Inc. for the registration of common stock, preferred stock, debt securities, warrants, purchase contracts, and units of our reports dated May 6, 2011, August 5, 2011 and November 4, 2011 relating to the unaudited condensed consolidated interim financial statements of Freeport-McMoRan Copper & Gold Inc. that are included in its Forms 10-Q for the quarters ended March 31, 2011, June 30, 2011 and September 30, 2011.

/s/ Ernst & Young LLP